EXHIBIT D-8(a)

                                                      STATE OF MISSOURI
                                                 PUBLIC SERVICE COMMISSION

                                           At a session of the Public Service
                                                Commission held at its office
                                                in Jefferson City on the 10th
                                                day of March, 2005.




In the Matter of the Application of Union Electric    )
Company, Doing Business as AmerenUE, for an           )
Order Authorizing the Sale, Transfer and              )
Assignment of Certain Assets, Real Estate, Leased     )  CASE NO. EO-2004-0108
Property, Easements and Contractual Agreements        )  ---------------------
to Central Illinois Public Service Company, Doing     )
Business as AmerenCIPS, and, in Connection            )
Therewith, Certain Other Related Transactions         )


                     ORDER DENYING APPLICATION FOR REHEARING
                     ---------------------------------------
                      AND GRANTING MOTION FOR CLARIFICATION
                      -------------------------------------

         On February 18, 2005, the Office of the Public Counsel filed its Second Application for Rehearing. Pursuant to Section 386.500, RSMo 2000, the Commission shall grant a rehearing if in its judgment there is sufficient reason to do so. Public Counsel has not provided sufficient reason for the Commission to grant a rehearing, and the Commission will deny the application for rehearing.

         Also on February 18, Union Electric Company d/b/a AmerenUE filed a motion for clarification. AmerenUE states that it believes it will be impossible to timely receive all necessary regulatory approvals for the changes to the Joint Dispatch Agreement (JDA) required in the Report and Order on Remand. The Report and Order on Remand, at Ordered Paragraph 4, required AmerenUE to "amend


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its [JDA] to provide that profits from off-system sales are shared on the basis of generation output rather than based on load."

         AmerenUE states that it has a deadline of April 22, 2005, pursuant to its contract with Noranda Aluminum, Inc., by which it must advise Noranda whether or not it will be able to serve Noranda's load pursuant to that contract. AmerenUE also states that the contract provides that service to Noranda will begin on June 1, 2005, if the Commission grants approval in Case No. EA-2005-0180. AmerenUE does not believe that it will receive all necessary approvals for amending the JDA in time to meet those dates.

         The Report and Order on Remand does not explicitly require that modifications to the JDA gain all necessary approvals and be implemented before the transaction closes. It requires the JDA amendments, and authorizes the Metro East transfer, but does not require that the latter be completed before the former can take place. AmerenUE asks that the Commission clarify that the Report and Order on Remand allows it to proceed with closing the Metro East transfer, even though all regulatory approvals have not been granted, and the modifications to the JDA have not been implemented. AmerenUE also states, that for ratemaking purposes in future rate cases, the Commission should deem the first JDA amendment to have been made by the AmerenUE as of the date the Metro East transfer is closed. AmerenUE states that it is willing to quantify and maintain accounting records of the impact the first JDA amendment would have had if it would have been in effect on the date of the Metro East transfer.

         On March 9, 2005, in response to a Commission order, AmerenUE provided additional information about the process of modifying the JDA. AmerenUE stated


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that the only regulatory approval required would be from the Federal Energy
Regulatory Commission (FERC), that AmerenUE had not yet applied to the FERC for approval, and that it could not make any valid prediction of the amount of time it might take to obtain approval from the FERC.

         No party responded to AmerenUE's motion for clarification. The request is reasonable, since Missouri ratepayers are completely protected even if the FERC does not approve the JDA amendment, or if approval is delayed until after AmerenUE rates are changed in a future proceeding. The Commission will grant AmerenUE's motion for clarification.

         IT IS THEREFORE ORDERED:

         1. That the application for rehearing filed by the Office of the Public Counsel on February 18, 2005, is denied.

         2. That the Motion for Clarification filed by Union Electric Company d/b/a AmerenUE on February 18, 2005, is granted, and Union Electric Company d/b/a AmerenUE shall quantify and maintain accounting records of the impact the first Joint Dispatch Agreement amendment would have had if the amendment had been in effect on the date of the Metro East transfer.


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         3. That this order shall become effective on March 10, 2005.


                                           BY THE COMMISSION


                                           DALE HARDY ROBERTS
                                           SECRETARY/CHIEF REGULATORY LAW JUDGE


( S E A L )


Davis, Ch., Murray and Appling, CC., concur
Gaw and Clayton, CC., dissent

Mills, Deputy Chief Regulatory Law Judge



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